18006009 DN

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Received

MAR 01 2018

WASH D.C.

SEC FILE NUMBER
8-51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS

(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHUN FONG (212) 698-3451

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP

(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, CHUN FONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF DISTRIBUTORS, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NNEKA DOWNES SPENCE
Notary Public - State of New York
NO. 01DO6152453
Qualified in Kings County
My Commission Expires Sep 11, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member of
FEF Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY

February 26, 2018

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	28,530,159
Commission receivables		509,108
Receivable from Parent		25,012
Other assets		200,039
Total assets	$	29,264,318
Liabilities and Member's Equity		
Liabilities		
12b-1 fees payable	$	26,865,882
Payable to Parent		50,700
Accounts payable and accrued expenses		165,585
Total liabilities		27,082,167
Member's equity		2,182,151
Total liabilities and member's equity	$	29,264,318

See Notes to Statement of Financial Condition.

FEF Distributors, LLC

Notes to Statement of Financial Condition

December 31, 2017

1) Organization

Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds ("FE Funds"). As of December 31, 2017, the FE Funds consist of eight 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, and First Eagle Overseas Variable Fund. The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offering, and retail or institutional sales and trading activities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2) Significant Accounting Policies

a) **Basis of presentation**: The Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of investments with a stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits.

d) **Securities:** The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **Commission receivables**: The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. Dealer allowances are fees of up to 4.5% on the FE Funds Class A shares, where the Company is the dealer of record. The Company, as the default dealer receives 12b-1 income at 25 basis points on Class A and Y shares and 100 basis points on Class C shares. A contingent deferred sales charge is also collected from Class C shareholders with a holding period of less than 12 months. These fees are computed based on the purchase and redemption price of the FE Funds and are recorded on an accrual basis as earned. As of December 31, 2017, receivables from these fees were $509,108 and are reflected in Commission receivables.

f) **12b-1 fees payable**: The Company pays 12b-1 and service fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2017, 12b-1 fees payable was $26,865,882.

g) **Income taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. The Parent files a tax return with New York City ("NYC"), where it is liable for unincorporated business tax ("UBT"). The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to NYC, multiplied by the applicable UBT rate.

3) Assets and Liabilities

As of December 31, 2017, the Company held no investments in securities other than approximately $3.4 million in money market funds, which are included in cash and cash equivalents on the Statement of Financial Condition. The money market investment is a stable NAV money market fund that meets the Level 1 definition. The Company does not have any other investments.

4) Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is

unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition.

5) Related-Party Transactions

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day. The funds received from this Purchase and Sale Agreement are disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. As of December 31, 2017, a receivable from parent in the amount of $25,012 was reflected on the Statement of Financial Condition, as it relates to the Purchase and Sales Agreement. For the year ended December 31, 2017, receivables totaling $185,594,135 were sold to the Parent.

Pursuant to a Services Agreement between the Company and the Parent, the Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunications, and corporate services. As of December 31, 2017, the amount payable to the Parent for administrative services was $50,577 and is included in Payable to Parent.

The Company receives 12b-1 and commission income from the FE Funds for the distribution of shares of the FE Funds. As of December 31, 2017, receivables from the FE Funds were $509,108 and are included in Commission receivables.

6) Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the Statement of Financial Condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes through December 31, 2017, management has determined that there are no material uncertain income tax positions for the Company. As of December 31, 2017, the Company recorded Taxes payable of $123, which are included in Payable to Parent on the Statement of Financial Condition.

7) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain

minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day; at December 31, 2017, the Company had net capital of $1,380,121, resulting in excess net capital of $1,130,121. The minimum net capital requirements may restrict the payment of distributions.

8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

9) New Accounting Pronouncements

In May 2014, the FASB issued new guidance regarding revenue recognition (ASU 2014-09). The new guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also provides guidance on accounting for certain contract costs and requires additional disclosures. The Company will adopt the guidance under ASU 2014-19: Revenue from Contracts with Customers (Topic 606) on January 1, 2018 under the modified retrospective method of adoption and has developed and executed a project plan for the implementation of the required guidance including a review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The implementation efforts also included identifying related costs within the scope of this guidance, reviewing the associated contracts and evaluating the related accounting policies and internal controls to determine, if any changes will be required. The Company has substantially completed the evaluation of the potential impact of this guidance on the timing, recognition, and presentation of revenues and expenses and have not identified any material changes. Upon initial evaluation, the Company concluded that the implementation of the new standard does not impact the Company's revenue recognition related to the 12b-1 income and Commissions income and the timing in which those revenues are recognized. Therefore, will not have an impact on the Company's Statement of Financial Condition.

While the Company continues to evaluate the impact of the new standard under applied adoption methods, management believes the standard will not have a material impact on the Company's financial position or net earnings, although it anticipates expansion of consolidated financial statement disclosures in order to comply with the guidance. The Company will continue to evaluate and assess the new disclosures required under this guidance.

10) Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded that other than the item indicated below, there were no subsequent events through February 26, 2018, the date these financial statements were available to be issued and approved by the Company's management.

On February 22, 2018, the Company requested an Excess Capital Withdrawal in the amount of $1,000,000.